# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: KHEOBA CORP., CIK 0001909770
CUSIP: 493740104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Petonal el Cerezo 8, 2A Los Realejos, Tenerife, Spain (U3), 38410
Date of event which requires filing of this statement: 02/04/2025
Filed by CIK 0002054421
Persons authorized to receive notices and communications: Ka Miew Hon, NO B-30-15 MENARA SIMFONI, JALON SIMFONI 2 BALAKONG, SERI KEMBANGAN, SELANGOR, Malaysia (N8), 43300, 60 1116761431

## Reporting persons
- TONG TIEN SENG (CIK 0002054421): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 6,000,000; shared voting power 0; sole dispositive power 6,000,000; shared dispositive power 0; aggregate amount beneficially owned 6,000,000 (74.147% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: KHEOBA CORP.
Address of issuer's principal executive offices: Petonal el Cerezo 8, 2A Los Realejos, Tenerife, Spain (U3), 38410

## Item 2. Identity and Background
Name of person filing: Tien Seng Tong
Residence or business address:
NO B-30-15 MENARA SIMFONI JALAN SIMFONI 2 BALAKONG
SERI KEMBANGAN, SELANGOR MALAYSIA
Present principal occupation or employment: Investor
Criminal convictions in the last five years: None
Civil proceedings (securities laws) in the last five years: None
Citizenship: Malaysia

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The acquisition of 6,000,000 shares of Common Stock was financed through the personal funds of Tien Seng Tong. The total consideration for the acquisition was USD 0.091 per share.

## Item 4. Purpose of Transaction
Purpose of transaction: The acquisition of a controlling 74% equity stake in KHEOBA CORP. was made for investment purposes. The Investor may participate in the management and strategic direction of the Issuer. The Investor's strategic plans for the Issuer include: 1. Exploring opportunities for international expansion and strategic partnerships. 2. Investing in internet-related business development and exploring the Asia Pacific market. The Investor may, from time to time, acquire additional shares of Common Stock or dispose of shares, depending on market conditions and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 6,000,000 shares of Common Stock, representing approximately 74% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Tien Seng Tong has sole voting and dispositive power over the 6,000,000 shares.
Transactions in the class effected during the past sixty days: On February 4, 2025, Tien Seng Tong acquired 6,000,000 shares of Common Stock at USD 0.091 per share.
Other persons with the right to receive dividends or sale proceeds: Tien Seng Tong has the right to receive dividends or proceeds from the sale of the shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On February 4, 2025, Tien Seng Tong entered into a stock purchase agreement for the acquisition of 6,000,000 shares of Common Stock. There are no other contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not applicable.

## Signatures
- TONG TIEN SENG: /s/ Tien Seng Tong, Tien Seng Tong (02/27/2025)